EX 99.1

NETCO ENERGY INC.
1100 – 609 West Hastings Street
Vancouver, BC, Canada  V6B 4W4
Tel: 604-331-3376  Fax:  604-688-4712

Netco announces the appointment of CFO

VANCOUVER, May 14, 2004 – Netco Energy Inc. (TSXV: NEI) is pleased to announce the appointment of Mr. Daniel Weisbeck as Chief Financial Officer of the Company.

Mr. Weisbeck is a Chartered Accountant with almost 30 years of experience in the accounting industry.  Mr. Weisbeck was a partner at KPMG for 23 years and is currently working as a self-employed consultant.

For further information, please contact Chad Wasilenkoff at (604) 609-6172 and visit the company website at www.NetcoEnergy.com.

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